SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2006
WASH. D.C.
199

SECURIT

06002947

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65762

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENGROUP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 HIGH STREET, SUITE 620
(No. and Street)

BOSTON	MASSACHUSETTS	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROL ANN KINZER (404)371-4250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROGERS, SULESKI & ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

464 HILLSIDE AVENUE, SUITE 202,	NEEDHAM HEIGHTS,	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 09 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD REILLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EN GROUP SECURITIES, LLC, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR

Title

Notary Public

Matthew W. Brady
Commission expires:
August 4, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EnGroup Securities, LLC

Financial Statements

For the Years Ended December 31, 2005 and 2004

Contents | ***Page(s)***

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Member of
EnGroup Securities, LLC
Boston, MA

We have audited the accompanying balance sheet of EnGroup Securities, LLC as at December 31, 2005 and 2004, and the related statements of income, member's equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EnGroup Securities, LLC as at December 31, 2005 and 2004, and the results of its operations and its cash flows the years ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of net capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 21, 2006

EnGroup Securities, LLC
Balance Sheet
As at December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 19,882	$ 9,719
Accounts receivable	30,000	119
Total current assets	49,882	9,838
Other assets:		
Note receivable, Encapital, Inc.	13,744	4,343
Total Assets	$ 63,626	$ 14,181
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 10,282	$ 1,648
Total current liabilities	10,282	1,648
Member's Equity:		
Common stock	6,000	6,000
Additional paid in capital	91,411	79,411
Retained earnings	(44,067)	(72,878)
Total Member's Equity	53,344	12,533
Total Liabilities and Member's Equity	$ 63,626	$ 14,181

See Accompanying Notes to Financial Statements

EnGroup Securities, LLC
Statement of Income
For the Years Ended December 31, 2005 and 2004

	2005	2004
REVENUE	$ 353,332	$ 168,992
OPERATING EXPENSES:		
Bank service charges	464	162
Dues and subscriptions	3,490	2,732
Insurance	35,833	39,812
Marketing	35	2,710
Meals and entertainment	1,910	3,269
Office supplies and expense	5,631	3,307
Postage and delivery	910	681
Printing and reproduction	951	596
Professional services	29,581	18,358
Rent	53,191	65,913
Repairs	38	191
Salaries and wages	157,477	65,349
Taxes, payroll	17,058	5,168
Taxes, annual report and permit	760	500
Telephone	13,533	8,489
Travel	2,860	7,047
Utilities	799	907
Total Operating Expenses	324,521	225,191
NET INCOME (LOSS)	$ 28,811	$ (56,199)

See Accompanying Notes to Financial Statements

EnGroup Securities, LLC
Statement of Member's Equity
For the Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings	Additional Paid in Capital	Total Member's Equity
Balance at December 31, 2003	$ 6,000	$ (16,679)	$ 32,411	$ 21,732
Member's Capital Contributions	-	-	47,000	47,000
Net Loss	-	(56,199)	-	(56,199)
Balance at December 31, 2004	6,000	(72,878)	79,411	12,533
Member's Capital Contributions	-	-	12,000	12,000
Net Income	-	28,811	-	28,811
Balance at December 31, 2005	$ 6,000	$ (44,067)	$ 91,411	$ 53,344

See Accompanying Notes to Financial Statements

EnGroup Securities, LLC
Statement of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 28,811	$ (56,199)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Decrease (increase) in operating assets:		
Accounts receivable	(29,881)	10,338
Note receivable, Encapital, Inc.	(9,401)	(20,368)
Increase in operating liabilities:		
Accounts payable and accrued expenses	8,634	1,276
Net Cash Used in Operating Activities	(1,837)	(64,953)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member capital contributions	12,000	47,000
Net Cash Provided by Financing Activities	12,000	47,000
Net Increase (Decrease) in Cash	10,163	(17,953)
Cash at Beginning of Period	9,719	27,672
Cash at End of Period	$ 19,882	$ 9,719

See Accompanying Notes to Financial Statements

1. *Nature of Business*

EnGroup Securites, LLC (the "Company") is a investment banking boutique located in Boston, Massachusetts. The Company specializes in mergers and acquisitions and private capital fundraising.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2005 and 2004, management considered all accounts receivable to be collectible.

Income Taxes
The Company is a single member LLC and is treated as a disregarded entity by the Internal Revenue Service. The LLC's activities are consolidated with Encapital, Inc. the 100% owner of the Company. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2005, the Company had net capital of $9,409, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.73 to 1. For the year ended December 31, 2004 the Company had net capital of $8,004 which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.20 to 1.

4. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

5. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A-5 as at December 31, 2005 and 2004*

There was no significant difference between net capital reported in Part IIA of Form X-17A-5 and net capital reported in footnote 4.

EnGroup Securities, LLC
Computation of Net Capital
As at December 31,2005 and 2004

	2005	2004
Total assets	$ 63,626	$ 14,181
Total liabilities	10,282	1,648
Net worth	53,344	12,533
Non-allowable assets	(43,935)	(4,529)
Net capital	9,409	8,004
Minimum net capital	5,000	5,000
Excess net capital	$ 4,409	$ 3,004

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Member of
EnGroup Securities, LLC
Boston, MA

In planning and performing our audit of the financial statements of EnGroup Securities, LLC for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 21, 2006